699 Eighth Street San Francisco California 94103

January 4, 2017

VIA EDGAR AND OVERNIGHT MAIL Securities and Exchange Commission Division of Corporation Finance Office of Information Technologies and Services Mail Stop 4561 100 F Street N.E. Washington DC 20549
Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Zynga Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Response dated December 23, 2016
File No. 001-35375

Ladies and Gentlemen:

Zynga Inc. (the “Company” or “we”) is in receipt of comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated December 23, 2016 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2015 and filed on February 19, 2016. In the Staff Letter, the Staff requested that we respond within ten business days or advise the Staff when we would provide a response.

We respectfully request an extension until January 19, 2017 to respond to the Staff Letter in order to properly review and finalize the Company’s responses.  The Company remains committed to responding to the Staff Letter promptly.

Thank you for your consideration of our request for an extension.  Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah

Devang Shah
General Counsel, Secretary and Senior Vice President